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                          February 1, 2023

       Rohan Palekar
       Chief Executive Officer
       89bio, Inc.
       142 Sansome Street, 2nd Floor
       San Francisco, CA 94104

                                                        Re: 89bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 31,
2023
                                                            File No. 333-269471

       Dear Rohan Palekar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Branden Berns